[Commonwealth Letterhead]

VIA EDGAR

March 2, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0409

Re:	Request for Withdrawal of Initial Registration Statement
Registrant: Commonwealth Annuity Separate Account A
Registrant CIK: 0001391312
Form Type: N-4 (File No. 333-141016)
Accession Number: 0001047469-07-001538
RECEIVED DATE: March 1, 2007
ACCEPTED DATE: March 1, 2007
FILING DATE: March 1, 2007

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Commonwealth Annuity and Life Insurance Company, a Massachusetts corporation (the “Company”), hereby requests the withdrawal of Initial Registration Statement to the Registration Statement on Form N-4 (File No. 333-141016) (the “Registration Statement”) (Accession No. 0001047469-07-001538), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 1, 2007.

This Submission inadvertently referenced only the 33 Act tag causing the filing to be accepted as a 33 Act only filing.  The Company wishes to withdraw the Initial Registration Statement (Accession No. 0001047469-07-001538) to correct this error. The Company intends to file a revised Initial Registration Statement solely to rectify the EDGAR filing error specified above.

This had no impact on the subsequently filed N-4 (File No. 333-141019), which pertains to a separate annuity product under the same separate account.

Please contact me at (508) 460-2408 if you have any questions.

Very Truly Yours,

/s/ Jon-Luc Dupuy

Assistant General Counsel, Vice President, and Assistant Corporate Secretary

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